Exhibit 99.1

Nexa Resources S.A.

2018 Annual Production Report and 2019 Guidance

NEXA RESOURCES S.A. (“NEXA”) PRODUCTION RESULTS FOR THE YEAR ENDED DECEMBER 31, 2018 AND GUIDANCE FOR YEAR ENDED 2019, INCLUDING PRODUCTION, CAPEX AND EXPENSES RELATED TO PROJET DEVELOPMENT AND MINERAL EXPLORATION. THE FIGURES CONTAINED IN THIS REPORT ARE CONSIDERED PRELIMINARY AND WERE NOT AUDITED.

THE COMPANY IS SCHEDULED TO RELEASE 4Q18 AND FY2018 EARNINGS ON FEBRUARY 15TH, 2019 AFTER NYSE AND TSX MARKET HOURS. A CONFERENCE CALL WILL BE HELD ON FEBRUARY 19TH, 2019 TO DISCUSS 4Q18 AND FY2018 RESULTS.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE UNDER THE HEADING “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS”.

Nexa achieves 2018 production guidance and estimates growing volumes in 2019

We met our 2018 mining production guidance for all metals, driven by a production recovery in 4Q18, as planned. Our smelting segment had a strong performance throughout 2018, reaching the top of the range of our sales volume guidance.

For 2019, we expect zinc production to expand approximately 3% versus 2018, assuming the mid-range of the announced guidance presented below.

We are reporting our 2018 segmented production volumes in addition to introducing our 2019 annual guidance for production, capex, and expenses related to project development and mineral exploration.

Mining (metal contained in concentrate)	2018 Guidance			2018 Actual	2019 Guidance
Zinc (kton)	370	-	390	373	375	-	395
Copper (kton)	39	-	42	39	37	-	40
Lead (kton)	50	-	55	52	52	-	57
Silver (koz)	7,600	-	8,000	7,992	8,000	-	8,600
Gold (koz)	23	-	25	29	21	-	23

Smelting sales	2018 Guidance			2018 Actual	2019 Guidance
Zinc Metal (kton)	560	-	580	579	573	-	591
Zinc Oxide (kton)	37	-	39	38	37	-	39
Total	597	-	619	617	610	-	630

1

2018 Production & 2019 Guidance Report

2018 Production Highlights

Mining Production

Production in 2018 was within the annual guidance range for all metals and we surpassed the top of the range of our guidance for gold.

Zinc equivalent(1) metal production totaled 556kton in 2018, down 3% compared to 571kton in the same period of the previous year mainly driven by the lower copper production as a result of lower grades.

As discussed in previous quarters, as part of a program to accelerate mine development at Cerro Lindo which started in 1H18, we developed new stopes and galleries which allowed us to accelerate production in 4Q18. During 4Q18, our zinc equivalent production recovered to 150kton, up 11% and 10% from 135kton in 2Q18 and 137kton in 3Q18, respectively. During the month of December, Cerro Lindo’s processing plant reached record high feeding volumes, resulting in the highest zinc, lead, and gold production levels for the year.

•                  Production by metal in 2018 was within our annual guidance range for all metals and we surpassed the top of the range of our guidance for gold by 16%, which we had recently revised upward. 2018 production totaled 373kton of zinc, 39 kton of copper, 52 kton of lead, 7,992koz of silver and 29 koz of gold compared to 375kton of zinc, 44kton of copper, 53kton of lead, 7,946 koz of silver and 33 koz of gold in 2017.

•                  Mine production composition (per mine) on a zinc equivalent basis: In 2018, the Peruvian Cerro Lindo mine accounted for 44.2% of total production, followed by the Vazante, El Porvenir, Atacocha and Morro Agudo mines, which accounted for 25.9%, 16.1%, 8.2% and 5.6%, respectively. Continuous zinc equivalent volume improvements in Morro Agudo, El Porvenir, and Vazante (up 23%, 20%, and 4%, respectively) partially offset the decrease of 14% in Cerro Lindo production and 4% in Atacocha production, explained in detail on each asset section below.

Smelting Sales

We also met our smelting sales guidance for 2018. Metallic zinc sales including zinc oxide reached 617kton in 2018, 4% higher than 2017 sales of 594kton, mainly driven by higher sales volume at our Cajamarquilla and Três Marias smelters which increased 6% and 3%, respectively. Sales of metallic zinc in 4Q18 were 158kton, 2% higher than in 4Q17, supported by higher demand in the last quarter of 2018.

(1)  Consolidated mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2018 average benchmark prices. The prices used for this conversion are: Zinc: US$2,922/ton (US$1.33/lb); Copper: US$6,523/ton (US$2.96/lb); Lead: US$2,242/ton (US$1.02/lb); Silver: US$16/oz; Gold: US$1,268/oz.

Consolidated Mining Production (FY2018 and 4Q18)

Consolidated Production	4Q18	3Q18	4Q17	4Q18 vs. 4Q17		2018	2017	2018 vs. 2017
Treated Ore (kton)	3,435	3,321	3,351	2.5%		13,051	13,015	0.3%

Zinc grade (%)	3.39	3.13	3.50	(11	)bp	3.27	3.30	(3	)bp
Copper grade (%)	0.35	0.38	0.40	(5	)bp	0.38	0.42	(4	)bp
Lead grade (%)	0.56	0.52	0.58	(2	)bp	0.53	0.53	0	bp
Silver grade (oz/t)	0.93	0.95	0.96	(2.9)%		0.91	0.90	1.8%
Gold grade (oz/t)	0.005	0.006	0.005	(5.3)%		0.007	0.006	28.1%

Zn Content (kton)	103.2	90.2	102.0	1.1%		372.8	375.4	(0.7)%
Cu Content (kton)	9.2	10.2	10.9	(15.6)%		39.0	44.2	(11.6)%
Pb Content (kton)	14.7	12.7	15.0	(2.3)%		52.3	52.6	(0.6)%
Ag Content (koz)	2,197.0	2,064.7	2,270.8	(3.3)%		7,992.2	7,945.8	0.6%
Au Content (koz)	7.6	7.1	8.0	(4.9)%		29.2	32.5	(10.2)%
Zn Eq production (kton)(1)	150.0	136.9	153.5	(2.4)%		555.7	571.2	(2.7)%

(1)Consolidated mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2018 average benchmark prices. The prices used for this conversion are: Zinc: US$2,922/ton (US$1.33/lb); Copper: US$6,523/ton (US$2.96/lb); Lead: US$2,242/ton (US$1.02/lb); Silver: US$16/oz; Gold: US$1,268/oz.

Consolidated Smelting Sales (FY2018 and 4Q18)

Consolidated Sales Volume	4Q18	3Q18	4Q17	4Q18 vs. 4Q17		2018	2017	2018 vs. 2017
Metallic zinc Sales (kton)	148.5	149.7	145.3	2.2%		578.7	555.4	4.2%
Global Recovery (%)	93.6%	93.7%	95.0%	(138	)bp	93.7%	94.6%	(85	)bp
Zinc oxide Sales (kton)	9.8	10.2	9.7	1.1%		38.2	38.5	(0.8)%
Total (kton)	158.3	160.0	155.0	2.2%		616.9	593.9	3.9%

*We provide further details on production results (breakdown by assets) for the Mining and Smelting segments following the “2019 Guidance” section in this report.

2019 Guidance

Production

Mining (metal contained in concentrate)	2019 Guidance
Zinc (kton)	375	-	395
Copper (kton)	37	-	40
Lead (kton)	52	-	57
Silver (koz)	8,000	-	8,600
Gold (koz)	21	-	23

Smelting sales	2019 Guidance
Zinc Metal (kton)	573	-	591
Zinc Oxide (kton)	37	-	39
Total (kton)	610	-	630

The main assumptions behind the 2019 annual production guidance are:

•                  Mining Segment: (i) a 3% increase in zinc production compared to 2018 (assuming mid-range of 2019 guidance versus 2018 actual) as a result of higher total treated ore volumes compensating for forecasted lower grades; (ii) production stabilization close to the level achieved in 4Q18 at Cerro Lindo, already reflecting the benefits from the mining development initiatives carried out during 2018 (we note that our Cerro Lindo plant is already operating close to its 21,000 ton processing capacity per day, which we believe could be sustained along 2019); (iii) stabilization of production also at Cerro Pasco mines (El Porvenir and Atacocha) after several safety procedures and changes in processes were implemented during 2018; and (iv) productivity gains in Brazil (mainly with the implementation of an additional worker shift in Vazante, increasing operating hours).

•                  Smelting Sales: we expect relatively stable sales volumes YoY, considering the mid-range of our guidance, with a +0.8% increase production available for sale, assuming: (i) potential slowdown at Cajamarquilla during the implementation of the Jarosite process conversion during 3Q19 and (ii) regular production throughout 2019 across all our smelters (with some productivity gains in Três Marias and Juiz de Fora). We note that despite the potential short-term production slowdown from the Cajamarquilla conversion process, we expect a ~3% gain in recovery rates (from ~94% to ~97%) once the process is fully implemented by 2020. We estimate some gain in Três Marias from increased use of silicate mix from 69% to 71% of the total feed and higher participation of secondary feed materials in our Juiz de Fora smelter from 20% to 22%.

Capital Expenditures

In 2019, we are increasing our capex compared to our guidance for 2018. This is primarily due to our initial investment in the Aripuanã project, our most advanced greenfield project in the pipeline. We received the Installation License for Aripuanã on December 20, 2018 and plan to start investing in construction immediately. We estimate to spend approximately 35% (or US$140 million)(1) of the total US$392 million capex estimated for this project in 2019.  Excluding Aripuanã, our planned investments for 2019 is approximately US$280 million.

Nearly half of our capital expenditures in 2019 will be directed towards expansion continuously focusing on brownfield life of mine extension and our greenfield projects pipeline. Please find the breakdown of our capex guidance per segment and categories on the tables below.

Capex per segment (US$mm)	2019 Guidance		% Total
Mining (ex. Aripuanã)	177		42%
Smelting	94		22%
Others	9		2%
Subtotal	280		100%
Aripuanã	140	(1)	33%
Total	420		100%

(1) Assumes Nexa will invest 100% of the 2019 capex estimated for Aripuanã. Nexa holds a 70% stake in the Aripuanã project.

Capex per category (US$mm)	2019 Guidance		% Total
Expansion/Greenfield	198	(2)	47%
Modernization	24		6%
Sustaining	116		28%
HS&E/Tailing dams	72		17%
IT/Others	10		2%
Total	420		100%

(2) Includes US$140mm capex estimated for the Aripuanã project construction.

The main projects/investments to be developed over 2019 are primarily related to expansion, including: (i) US$140 million for the Aripuanã project construction; (ii) US$24 million for the Vazante mine deepening to extend its life of mine; and (iii) US$24 million for the Jarosite conversion process at the Cajamarquilla smelter.

Mineral Exploration & Project Development Expenses

(US$mm)	2019 Guidance	% Total
Mineral exploration	75	59%
Project development	53	41%
Total	128	100%

Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

In mineral exploration, we continue our efforts to increase reserves and resources.  Our mineral exploration expense guidance of US$75 million relates mainly to brownfield (US$36 million) and greenfield (US$33 million) exploration. Our project development expense guidance of US$53 million includes US$30 million directed towards projects in FEL1 & FEL2 stages, of which US$23 million are related to greenfields (~US$14 million for Shalipayco) and US$7 million related to brownfields.

These estimates (guidance) are based on several assumptions that management believes to be reasonable and representative of the Company’s expectations as of the publication of this report.  Our independent registered public accounting firm has not audited, compiled, performed any procedures on, or reviewed these estimates and, therefore does not express an opinion or any other form of assurance with respect to these estimates. Accordingly, you should not place undue reliance on these estimates, which may differ materially from our final results. Please refer to the Cautionary Statement on Forward-Looking Statements at the end of this release. Details regarding the guidance and performance of each indicator during 2018 are provided below.

Mining Production Volumes by Asset

Cerro Lindo, Peru	4Q18	3Q18	4Q17	4Q18 vs. 4Q17		2018	2017	2018 vs. 2017
Treated Ore (kton)	1,834	1,733	1,876	(2.2)%		6,915	7,298	(5.2)%

Zinc grade (%)	2.35	1.93	2.57	(22	)bp	2.07	2.33	(26	)bp
Copper grade (%)	0.58	0.67	0.67	(8	)bp	0.64	0.69	(5	)bp
Lead grade (%)	0.30	0.24	0.32	(3	)bp	0.25	0.27	(2	)bp
Silver grade (oz/t)	0.72	0.78	0.73	(1.1)%		0.69	0.69	(0.4)%
Gold grade (oz/t)	0.002	0.003	0.001	65.9%		0.002	0.002	(14.3)%

Zn Content (kton)	39.5	29.9	44.6	(11.4)%		130.3	155.9	(16.4)%
Cu Content (kton)	9.0	10.1	10.8	(16.5)%		38.3	43.6	(12.0)%
Pb Content (kton)	4.1	3.0	4.8	(14.4)%		12.8	14.8	(14.0)%
Ag Content (koz)	939.8	934.0	1,023.9	(8.2)%		3,343.6	3,545.8	(5.7)%
Au Content (koz)	1.3	1.2	1.2	15.1%		4.1	4.0	2.7%
Zn Eq production (kton)(1)	68.4	60.2	78.3	(12.7)%		245.5	285.4	(14.0)%

(1) Mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2018 average benchmark prices. The prices used for this conversion are: Zinc: US$2,922/ton (US$1.33/lb); Copper: US$6,523/ton (US$2.96/lb); Lead: US$2,242/ton (US$1.02/lb); Silver: US$16/oz; Gold: US$1,268/oz.

Cerro Lindo, Peru: The zinc equivalent production in Cerro Lindo was 246kton in 2018, 14% lower when compared to 285 kton in 2017. The main drivers for the lower production compared to 2017 were lower treated ore as the new stopes started operation in the second half of 3Q18 and lower zinc grades, which were anticipated in the mine plan (-26 bp for zinc and -5bp for copper, when comparing 2018 to 2017). As discussed in prior quarters, an increase in mine development starting in 2Q18 was planned to sustain a higher level of production at Cerro Lindo. Mine development initiatives increased from ~2,400 meters per month at the beginning of the year to ~3,200 meters per month since 2Q18, a 33% increase, and are expected to remain around ~3,000 meters per month until 3Q19. The development of new stopes and galleries allowed us to access new production areas and accelerate production rates during 4Q18, as planned. In 4Q18, our zinc equivalent production at Cerro Lindo was 68kton, 17% higher than the average production for the first three quarters of the year, which we believe could be sustained along 2019.

Vazante, Brazil	4Q18	3Q18	4Q17	4Q18 vs. 4Q17		FY18	FY17	FY18 vs. FY17
Treated Ore (kton)	371	363	343	8.2%		1,374	1,321	4.0%

Zinc grade (%)	11.22	11.24	12.66	(143	)bp	12.13	12.30	(17	)bp
Lead grade (%)	0.33	0.33	0.32	1	bp	0.34	0.34	—
Silver grade (oz/t)	0.58	0.63	0.46	25.5%		0.62	0.56	10.8%

Zn Content (kton)	35.8	34.6	34.8	2.9%		140.8	135.4	4.0%
Pb Content (kton)	0.3	0.3	0.3	29.3%		1.2	1.2	2.3%
Ag Content (koz)	108.0	105.3	82.9	30.3%		380.2	355.5	6.9%
Zn Eq production (kton)(1)	36.6	35.4	35.4	3.4%		143.8	138.2	4.1%

(1) Mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2018 average benchmark prices. The prices used for this conversion are: Zinc: US$2,922/ton (US$1.33/lb); Copper: US$6,523/ton (US$2.96/lb); Lead: US$2,242/ton (US$1.02/lb); Silver: US$16/oz; Gold: US$1,268/oz.

Vazante, Brazil: Zinc equivalent production in Vazante was 144kton in 2018, up 4% compared to 2017 due to a 4% increase in treated ore (1,374kton in 2018 vs. 1,321kton in 2017) which offset the lower zinc grades of 12.13% in 2018 compared to 12.30% in 2017. During 4Q18, production was up 3.4%, to 36.6kton, also reflecting an increase in treated ore. Throughout 2018, our main brownfield project was the Vazante mine deepening. The start-up of Pumping Station EB140 Phase 1, planned and delivered in the 4Q18, was a significant milestone for Vazante which should allow us to reach new areas of the ore body.

El Porvenir, Peru	4Q18	3Q18	4Q17	4Q18 vs. 4Q17		FY18	FY17	FY18 vs. FY17
Treated Ore (kton)	542	534	516	5.1%		2,150	1,835	17.2%

Zinc grade (%)	3.11	2.89	3.04	7	bp	3.04	2.86	17	bp
Copper grade (%)	0.15	0.13	0.13	2	bp	0.15	0.13	2	bp
Lead grade (%)	0.97	0.98	1.07	(10	)bp	0.98	1.04	(6	)bp
Silver grade (oz/t)	2.01	1.93	2.08	(3.3)%		1.92	2.05	(6.2)%
Gold grade (oz/t)	0.015	0.016	0.018	(16.6)%		0.027	0.016	73.4%

Zn Content (kton)	14.9	13.6	13.9	7.4%		57.9	46.2	25.4%
Cu Content (kton)	0.1	0.1	0.1	58.2%		0.6	0.5	15.0%
Pb Content (kton)	4.1	4.1	4.3	(5.1)%		16.6	14.8	12.3%
Ag Content (koz)	653.5	617.6	670.9	(2.6)%		2,533.8	2,357.4	7.5%
Au Content (koz)	2.4	2.3	2.4	2.5%		9.7	8.4	14.9%
Zn Eq production (kton)(1)	22.9	21.2	22.0	4.1%		89.7	74.9	19.7%

(1) Mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2018 average benchmark prices. The prices used for this conversion are: Zinc: US$2,922/ton (US$1.33/lb); Copper: US$6,523/ton (US$2.96/lb); Lead: US$2,242/ton (US$1.02/lb); Silver: US$16/oz; Gold: US$1,268/oz.

El Porvenir, Peru: Zinc equivalent production at El Porvenir was up 20%, totaling 90kton in 2018 compared to 75kton in 2017, mainly due to higher mining performance, resulting in a 17% increase in treated ore as well as higher zinc head grades (3.04% in 2018 vs. 2.86% in 2017). During 4Q18, zinc equivalent production was up 4% reaching 23kton also reflecting higher zinc grade and increase in treated ore.

Atacocha, Peru	4Q18	3Q18	4Q17	4Q18 vs. 4Q17		2018	2017	2018 vs. 2017
Treated Ore (kton)	399	401	382	4.6%		1,551	1,507	3.0%

Zinc grade (%)	1.40	1.49	1.32	8	bp	1.43	1.43	—
Copper grade (%)	0.10	0.10	0.10	0	bp	0.10	0.09	1	bp
Lead grade (%)	1.22	1.11	1.32	(10	)bp	1.18	1.22	(4	)bp
Silver grade (oz/t)	1.42	1.36	1.60	(11.6)%		1.42	1.43	(1.1)%
Gold grade (oz/t)	0.014	0.013	0.016	(12.7)%		0.015	0.019	(22.0)%

Zn Content (kton)	4.3	4.6	3.9	10.7%		17.3	17.0	2.2%
Cu Content (kton)	0.0	0.0	0.0	N/A		0.1	0.1	25.4%
Pb Content (kton)	4.1	3.8	4.4	(6.8)%		15.6	16.0	(2.3)%
Ag Content (koz)	439.9	407.8	493.1	(10.8)%		1,678.9	1,687.0	(0.5)%
Au Content (koz)	3.8	3.6	4.4	(14.2)%		15.4	20.1	(23.2)%
Zn Eq production (kton)(1)	11.6	11.4	11.9	(2.7)%		45.3	47.2	(4.1)%

(1) Mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2018 average benchmark prices. The prices used for this conversion are: Zinc: US$2,922/ton (US$1.33/lb); Copper: US$6,523/ton (US$2.96/lb); Lead: US$2,242/ton (US$1.02/lb); Silver: US$16/oz; Gold: US$1,268/oz.

Atacocha, Peru: Zinc equivalent production at Atacocha dropped by 4% to 45kton in 2018, compared to 47kton in 2017. The lower zinc equivalent volume was impacted mainly by lower grades in lead (1.18% in 2018 vs. 1.22% in 2017) and lower gold production (down 23% in 2018 versus 2017), partially offset by higher zinc and copper volumes.

Morro Agudo, Brazil	4Q18	3Q18	4Q17	4Q18 vs. 4Q17		FY18	FY17	FY18 vs. FY17
Treated Ore (kton)	289	291	236	22.6%		1,061	1,055	0.6%

Zinc grade (%)	3.22	2.84	2.22	100	bp	2.70	2.18	52	bp
Lead grade (%)	0.86	0.71	0.67	19	bp	0.71	0.69	2	bp

Zn Content (kton)	8.7	7.5	4.9	77.6%		26.4	21.0	25.9%
Pb Content (kton)	2.1	1.5	1.3	62.1%		6.1	5.8	5.0%
Ag Content (koz)	55.7	—	—	—		55.7	—	—
Zn Eq production (kton)(1)	10.5	8.7	5.8	77.0%		31.4	25.4	23.5%

(1) Mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2018 average benchmark prices. The prices used for this conversion are: Zinc: US$2,922/ton (US$1.33/lb); Copper: US$6,523/ton (US$2.96/lb); Lead: US$2,242/ton (US$1.02/lb); Silver: US$16/oz; Gold: US$1,268/oz.

Morro Agudo, Brazil: Zinc equivalent production at Morro Agudo reached 31kton in 2018, 23% higher than 2017, driven mainly by higher zinc grade (2.70% in 2018 versus 2.18% in 2017, slight 0.6% increase in treated ore volume, and the ramp up of the Ambrosia trend.  4Q18 production was up 77%, driven by a 23% increase in treated ore volume and increase in zinc grade (from 2.22% to 3.22% in 4Q17 and 4Q18, respectively).

Smelting Sales Volumes by Asset

Cajamarquilla, Peru	4Q18	3Q18	4Q17	4Q18 vs. 4Q17		2018	2017	2018 vs. 2017
Metallic zinc Sales (kton)	87.5	84.3	84.2	4.0%		332.6	312.6	6.4%
Global Recovery (%)	93.3%	93.3%	96.3%	(297	)bp	93.6%	95.5%	(173	)bp

Cajamarquilla, Peru: The Cajamarquilla smelter sold 333kton of metallic zinc in 2018, 6.4% higher than 2017, despite lower recovery rate (93.8% in 2018 versus 95.5% in 2017). We recall that, in 2017 (specifically during the 1H17), sales had been impacted by the challenging weather conditions in Peru. Also, we note that our recovery rate suffered an atypical spike in 2017 due to a one-off specific tailing dam recovery initiative during that year. As mentioned in our guidance section, we plan to bring recovery rates at Cajamarquilla from the average ~94% up to ~97% after the Jarosite process conversion which will be implemented in 2019.

Três Marias, Brazil	4Q18	3Q18	4Q17	4Q18 vs. 4Q17		2018	2017	2018 vs. 2017
Metallic zinc Sales (kton)	40.8	44.5	42.0	(3.0)%		167.4	161.0	4.0%
Global Recovery	93.2%	94.0%	94.7%	(148	)bp	93.7%	94.7%	(96	)bp
Zinc oxide Sales (kton)	9.8	10.2	9.7	1.1%		38.2	38.5	(0.8)%

Três Marias, Brazil: The Três Marias smelter sold 167kton of metallic zinc in 2018, 4% higher than in 2017. We note that the truck drivers’ strike which occurred in Brazil earlier in 2018 did not have a material impact in sales performance for the full year as we were able to act efficiently in terms of inventory and logistics management. Recovery rate was lower in 2018 versus 2017, as we took short-term measures to adjust our filtration system in our silicate circuit, which we expect to be concluded in early 2019.

Juiz de Fora, Brazil	4Q18	3Q18	4Q17	4Q18 vs. 4Q17		2018	2017	2018 vs. 2017
Metallic zinc Sales (kton)	20.2	21.0	19.1	5.9%		78.7	81.8	(3.8)%
Global Recovery	95.3%	94.9%	90.4%	490	bp	93.3%	91.0%	250	bp

Juiz de Fora, Brazil: The Juiz de Fora smelter sold 79kton in 2018, 4% lower than the previous year, despite the higher global recovery.

About Nexa

Nexa Resources S.A. (NYSE: NEXA, TSX: NEXA) (“Nexa Resources”, “Nexa”, or “Company”) Nexa’s common shares trades on the New York Stock Exchange and Toronto Stock Exchange under the ticker symbol “NEXA” since October 26, 2017.

Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground polymetallic mines, three of which are located in the Central Andes of Peru (Cerro Lindo, El Porvenir and Atacocha) and two located in the Brazilian state of Minas Gerais (Vazante and Morro Agudo). Two of the Company’s mines, Cerro Lindo and Vazante, are among the 10 largest zinc mines in the world, which, along with the Company’s other mining operations, ranked the Company among the top five producers of mined zinc worldwide in 2017, according to Wood Mackenzie. Nexa also operates three smelting assets, two in Brazil - in the state of Minas Gerais (Três Marias and Juiz de Fora) - and one in Peru (Cajamarquilla). Nexa produces substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall cost to produce zinc.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production, smelting sales, CAPEX and OPEX related to exploration and project development.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).